Exhibit 99.1

For Immediate Release		Corporate Headquarters 40W267 Keslinger Road PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Edward J. Richardson	Kathleen S. Dvorak	USA
Chairman and CEO	EVP & CFO	Phone: (630) 208-2200
Phone: (630) 208-2340	(630) 208-2208	Fax: (630) 208-2550
E-mail: info@rell.com

RICHARDSON ELECTRONICS REPORTS SECOND QUARTER FISCAL 2012 RESULTS AND DECLARES CASH DIVIDEND

LaFox, IL, January 11, 2012: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its second quarter ended December 3, 2011. The Company also announced that its Board of Directors declared a $0.05 quarterly cash dividend.

Net sales for the second quarter of Fiscal 2012 were $39.1 million, down 4.5% from net sales of $41.0 million during the second quarter of last year. Gross profit for the second quarter of Fiscal 2012 was $11.7 million, or 29.9% of net sales, compared to $11.8 million, or 28.8% of net sales, during the second quarter of Fiscal 2011. SG&A expenses for the second quarter of Fiscal 2012 were $10.0 million, or 25.5% of net sales, compared to $11.2 million, or 27.3% of net sales, during the second quarter of Fiscal 2011.

Operating income during the second quarter of fiscal 2012 was $1.7 million, or 4.4% of net sales, compared to operating income of $0.6 million, or 1.5% of net sales, during the second quarter of last year.

Income from continuing operations for the second quarter of Fiscal 2012 was $1.6 million, or $0.09 per diluted common share, compared to income from continuing operations of $0.2 million, or $0.01 per diluted common share during the second quarter of last year.

“While our second quarter sales volume fell short of our expectations, we were pleased that we were able to achieve a 4.4% operating margin. With higher sales expected in the second half of our fiscal year, combined with our fixed cost structure, we anticipate that our operating margin percentage will improve accordingly,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

FINANCIAL SUMMARY — THREE MONTHS ENDED DECEMBER 3, 2011

•	Net sales for the second quarter of fiscal 2012 were $39.1 million, down 4.5%, compared to net sales of $41.0 million during the second quarter of last year.

•	Gross margin as a percentage of net sales increased to 29.9% during the second quarter of fiscal 2012 compared to 28.8% during the second quarter of last year.

•	SG&A expenses during the second quarter of fiscal 2012 were $10.0 million, or 25.5% of net sales, compared to $11.2 million, or 27.3% of net sales, during the second quarter of last year.

•

Operating income during the second quarter of fiscal 2012 was $1.7 million, or 4.4% of net sales, compared to operating income of $0.6 million, or 1.5% of net sales, during the second quarter of last year.

•	Income from continuing operations during the second quarter of fiscal 2012 was $1.6 million, compared to income from continuing operations of $0.2 million during the second quarter of last year.

•

Loss from discontinued operations, net of tax, was $0.8 million during the second quarter of fiscal 2012 compared to income from discontinued operations, net of tax, of $7.3 million during the second quarter of last year.

•

Net income during the second quarter of fiscal 2012 was $0.8 million, or $0.04 per diluted common share, compared to net income of $7.5 million, or $0.41 per diluted common share, during the second quarter of last year.

FINANCIAL SUMMARY — SIX MONTHS ENDED DECEMBER 3, 2011

•	Net sales for the first six months of fiscal 2012 were $80.6 million, up 2.8%, compared to net sales of $78.5 million during the first six months of last year.

•	Gross margin as a percentage of net sales increased to 30.2% during the first six months of fiscal 2012, compared to 29.5% during the first six months of last year.

•	SG&A expenses during the first six months of fiscal 2012 were $20.7 million, or 25.7% of net sales, compared to $21.7 million, or 27.7% of net sales, during the first six months of last year.

•

Operating income during the first six months of fiscal 2012 was $3.7 million, or 4.6% of net sales, compared to operating income of $1.4 million, or 1.8% of net sales, during the first six months of last year.

•	Income from continuing operations during the first six months of fiscal 2012 was $2.7 million, compared to income from continuing operations of $0.6 million during the first six months of last year.

•	Income from discontinued operations, net of tax, was $1.8 million, during the first six months of fiscal 2012, compared to $15.2 million during the first six months of last year.

•

Net income during the first six months of fiscal 2012 was $4.5 million, or $0.25 per diluted common share, compared to net income of $15.8 million, or $0.87 per diluted common share, during the first six months of last year.

CASH USED FOR SHARE REPURCHASES

“Total cash and investments at the end of the second quarter was $176.7 million. We used $4.2 million in cash to repurchase 311,786 shares during the second quarter of fiscal 2012, bringing our total number of shares repurchased to 1.5 million using $20.6 million under our existing share repurchase authorization. With our strong balance sheet, we are committed to returning value to our shareholders through a combination of cash dividends, continued share repurchases and investments in our growth initiatives. Our Board will continue to evaluate the alternatives and appropriate timing in light of the current economic environment,” said Mr. Richardson.

As of today, approximately $29.4 million remains under the existing share repurchase authorization. Share repurchases may be made on the open market or in privately negotiated transactions, subject to market conditions and trading restrictions. This authorization has no expiration and may be cancelled at any time.

OUTLOOK

“We are pleased with our progress during the first half of this fiscal year. While the economy remains challenging, we have re-directed our EDG sales team to focus on applications within the global manufacturing sector that are experiencing stronger growth. The recent acquisition of Powerlink is also opening the door to new customers as we now can provide technical assistance for both microwave and power grid tubes. Secondly, Canvys has continued to focus on OEMs and is capitalizing on our existing customer relationships to generate new, long-term opportunities. Finally, we have successfully reduced our cost structure from continuing operations by almost a million dollars for the first six months of this fiscal year,” said Mr. Richardson.

“We expect that sales for EDG and Canvys for the third quarter will be in the range of $40 million to $42 million. Sales for Fiscal 2012 should be in the range of $165 to $170 million, up 4% to 7% over Fiscal 2011. We remain confident that we will be able to achieve our 5% operating margin target by the end of the year,” concluded Mr. Richardson.

CASH DIVIDEND

The Company also announced today that its Board of Directors voted to declare a $0.05 dividend per share to all holders of common stock and a $0.045 cash dividend per share to all holders of Class B common stock. The dividend will be payable on February 28, 2012, to all common stockholders of record on February 14, 2012. The Company currently has 14.0 million outstanding shares of common stock and 2.9 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, January 12, 2012, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s second quarter results for fiscal 2012. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-481-7939 and enter passcode 77056334 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on January 12, 2012, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and
(International) 617-801-6888; access code 19105772.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 22, 2011, and in the Company’s Proxy Statement on Schedule 14A filed on August 23, 2011. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the RF and microwave communications, military, marine, aviation, industrial, scientific and medical markets. Utilizing its core engineering and manufacturing capabilities, the Company’s strategy is to provide specialized technical expertise and “engineered solutions.” The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 3, 2011	May 28, 2011
Assets
Current assets:
Cash and cash equivalents	$25,182	$170,975
Accounts receivable, less allowance of $528 and $438	22,255	22,374
Inventories	35,325	30,853
Prepaid expenses and other assets	1,282	5,768
Deferred income taxes	2,066	2,084
Income tax receivable	5,584	—
Investments - current	136,084	52,116
Discontinued operations - assets	1,669	4,018

Total current assets	229,447	288,188

Non-current assets:
Property, plant and equipment, net	4,739	5,216
Goodwill	1,733	—
Non-current deferred income taxes	1,801	3,994
Investments - non-current	15,429	16,656

Total non-current assets	23,702	25,866

Total assets	$253,149	$314,054

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$14,569	$17,814
Accrued liabilities	11,476	43,719
Discontinued operations - liabilities	4,881	15,897

Total current liabilities	30,926	77,430

Non-current liabilities:
Long-term income tax liabilities	7,136	12,568
Other non-current liabilities	1,204	387
Discontinued operations - non-current liabilities	1,572	1,622

Total non-current liabilities	9,912	14,577

Total liabilities	40,838	92,007

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 13,993 shares at December 3, 2011, and 14,921 shares at May 28, 2011	700	746
Class B common stock, convertible, $0.05 par value; issued 2,940 shares at December 3, 2011, and 2,952 shares at May 28, 2011	147	147
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	99,507	112,179
Common stock in treasury, at cost, 3 shares at December 3, 2011, and 112 shares at May 28, 2011	(36)	(1,493)
Retained earnings	101,708	98,927
Accumulated other comprehensive income	10,285	11,541

Total stockholders’ equity	212,311	222,047

Total liabilities and stockholders’ equity	$253,149	$314,054

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Income and Comprehensive Income (Loss)

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	December 3, 2011	November 27, 2010	December 3, 2011	November 27, 2010
Statements of Income
Net sales	$39,138	$40,980	$80,649	$78,490
Cost of sales	27,448	29,185	56,257	55,304

Gross profit	11,690	11,795	24,392	23,186
Selling, general, and administrative expenses	9,973	11,198	20,745	21,743
Loss (gain) on disposal of assets	—	2	(70)	2

Operating income	1,717	595	3,717	1,441

Other (income) expense:
Interest expense	1	39	1	106
Investment/interest income	(282)	—	(646)	—
Foreign exchange (gain) loss	(486)	197	295	316
Loss on retirement of short-term debt	—	—	—	60
Other, net	19	(79)	(2)	(70)

Total other (income) expense	(748)	157	(352)	412

Income from continuing operations before income taxes	2,465	438	4,069	1,029
Income tax provision	836	270	1,411	408

Income from continuing operations	1,629	168	2,658	621
Income (loss) from discontinued operations, net of tax	(799)	7,291	1,803	15,214

Net income	$830	$7,459	$4,461	$15,835

Net income per Common share - Basic:
Income from continuing operations	$0.10	$0.01	$0.16	$0.04
Income (loss) from discontinued operations	(0.05)	0.42	0.11	0.87

Total net income per Common share - Basic:	$0.05	$0.43	$0.27	$0.91

Net income per Class B common share - Basic:
Income from continuing operations	$0.09	$0.01	$0.14	$0.03
Income (loss) from discontinued operations	(0.04)	0.38	0.10	0.78

Total net income per Class B common share - Basic:	$0.05	$0.39	$0.24	$0.81

Net income per Common share - Diluted:
Income from continuing operations	$0.09	$0.01	$0.15	$0.03
Income (loss) from discontinued operations	(0.05)	0.40	0.10	0.84

Total net income per Common share - Diluted:	$0.04	$0.41	$0.25	$0.87

Net income per Class B common share - Diluted:
Income from continuing operations	$0.09	$0.01	$0.14	$0.03
Income (loss) from discontinued operations	(0.04)	0.37	0.10	0.77

Total net income per Class B common share - Diluted:	$0.05	$0.38	$0.24	$0.80

Weighted average number of shares:
Common shares - Basic	14,069	14,768	14,206	14,725

Class B common shares - Basic	2,940	3,028	2,946	3,038

Common shares - Diluted	17,161	18,099	17,319	18,010

Class B common shares - Diluted	2,940	3,028	2,946	3,038

Dividends per common share	$0.05	$0.020	$0.100	$0.040

Dividends per Class B common share	$0.045	$0.018	$0.090	$0.036

Statements of Comprehensive Income (loss)
Net income	$830	$7,459	$4,461	$15,835
Foreign currency translation	(2,573)	2,422	(1,205)	4,440
Fair value adjustments on investments	(3)	32	(51)	29

Comprehensive income (loss)	$(1,746)	$9,913	$3,205	$20,304

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Six Months Ended
	December 3, 2011	November 27, 2010	December 3, 2011	November 27, 2010
Operating activities:
Net income	$830	$7,459	$4,461	$15,835
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	280	490	564	1,385
Loss on retirement of short-term debt	—	—	—	60
Loss on sale of investments	11	—	1	—
Stock compensation expense	107	160	262	308
Current and non-current deferred income taxes	(3,514)	(85)	1,815	(31)
Accounts receivable	161	(9,536)	(64)	(11,212)
Income tax receivable	2,686	—	(5,584)	—
Inventories	(1,978)	(3,473)	(5,592)	(10,016)
Prepaid expenses and other assets	5,631	(862)	8,426	(1,704)
Accounts payable	(503)	7,361	(3,084)	6,651
Accrued liabilities	(9,230)	1,762	(42,866)	2,021
Long-term income tax liabilities	4,396	—	(7,015)	—
Other	1,744	(481)	1,678	(61)

Net cash provided by (used in) operating activities	621	2,795	(46,998)	3,236

Investing activities:
Cash consideration paid for acquired business	(2,297)	—	(2,297)	—
Capital expenditures	—	(97)	(74)	(496)
Proceeds from sale of assets	—	—	16	—
Purchase of time deposits/ CDs	(4,029)	—	(82,780)	—
Proceeds from sales of available-for-sale securities	58	73	121	83
Purchases of available-for-sale securities	(58)	(73)	(121)	(83)
Other	3	(40)	51	(33)

Net cash used in investing activities	(6,323)	(137)	(85,084)	(529)

Financing activities:
Proceeds from borrowings	—	47,300	—	109,600
Payments on debt	—	(51,300)	—	(91,600)
Payments on retirement of short-term debt	—	—	—	(19,517)
Repurchase of common stock	(4,197)	(162)	(11,888)	(162)
Proceeds from issuance of common stock	275	1,607	362	1,771
Cash dividends paid	(832)	(351)	(1,678)	(699)
Other	(4)	—	3	—

Net cash used in financing activities	(4,758)	(2,906)	(13,201)	(607)

Effect of exchange rate changes on cash and cash equivalents	(1,594)	1,299	(510)	1,895

Increase (decrease) in cash and cash equivalents	(12,054)	1,051	(145,793)	3,995
Cash and cash equivalents at beginning of period	37,236	31,982	170,975	29,038

Cash and cash equivalents at end of period	$25,182	$33,033	$25,182	$33,033

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Second Quarter and First Six Months of Fiscal 2012 and Fiscal 2011

(in thousands)

By Strategic Business Unit:

Net Sales

	FY 2012	FY 2011	% Change
Second Quarter
EDG	$28,022	$28,655	(2.2%)
Canvys	11,116	12,325	(9.8%)

Total	$39,138	$40,980	(4.5%)

	FY 2012	FY 2011	% Change
First Six Months
EDG	58,751	56,148	4.6%
Canvys	21,898	22,342	(2.0%)

Total	$80,649	$78,490	2.8%

Gross Profit

		% of		% of
	FY 2012	Net Sales	FY 2011	Net Sales
Second Quarter
EDG	$8,546	30.5%	$8,942	31.2%
Canvys	3,144	28.3%	2,853	23.1%

Total	$11,690	29.9%	$11,795	28.8%

		% of		% of
	FY 2012	Net Sales	FY 2011	Net Sales
First Six Months
EDG	18,217	31.0%	17,998	32.1%
Canvys	6,175	28.2%	5,188	23.2%

Total	$24,392	30.2%	$23,186	29.5%